SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October, 2010

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.
 (Translation of registrant’s name into English)

2 Amal Street, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Contact:
Alon Holdings Blue Square - Israel Ltd.
Elli Levinson-Sela
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax: 972-3-9282498
Email: ellils@bsi.co.il

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD. ANNOUNCES THE CLOSING OF ACQUISITION OF SHARES OF DOR ALON ENERGY IN ISRAEL (1988) LTD ("DOR ALON")

ROSH HAAYIN, Israel – October 4, 2010 – Further to its announcements dated May 27, 2010, June 22, 2010, June 28, 2010, July 21, 2010, and September 14, 2010, Alon Holdings Blue Square – Israel Ltd. (NYSE: BSI) (the “Company”) announced today that it completed on October 3rd, 2010, its acquisition of all the shares of Dor Alon held by Alon Israel Oil Co. ("Alon") in exchange for the issuance by the Company of  20,327,710 ordinary shares to Alon.  As a result of the Acquisition, the Company currently holds approximately 80% of the outstanding shares of Dor Alon, and Alon currently directly and indirectly holds approximately 78.35% of the outstanding shares of the Company.

As previously announced, following the closing of the Acquisition, the dividend in the total sum of NIS 800 million will be paid on October 18, 2010 to shareholders as of the record date of October 5th, 2010.

At the closing of the Acquisition, Mr. David Weissman, Executive Chairman of the Company’s Board of Directors, commented: “Following the completion of the Acquisition, Alon Holdings Blue Square-Israel Ltd. is now the largest Retail group in Israel, operating (through Mega retail Ltd) 207 supermarkets in various formats, holding (through Dor Alon)  a chain of 186 fuel stations and 175 convenience stores in various formats throughout Israel and  through Bee Group, controlling over 260 various non-food retail stores. Further, the company holds 78.35% of Blue Square Real Estate Ltd, traded in the Tel Aviv Stock Exchange.  The closing of the Acquisition, forming the largest retail group in Israel, will enable us to realize the potential for synergy between the various subsidiaries in the group.”

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Alon Holdings Blue Square – Israel Ltd. (hereinafter: “Alon Holdings”) is the largest retail group in the state of Israel. It operates in various segments: In its Supermarket segment it is a pioneer of modern food retailing in the region, and through its 100% subsidiary, Mega Retail Ltd., currently operates 207 supermarkets under different formats, each offering a wide range of food products, “Near Food” products and “Non-Food” products at varying levels of service and pricing. Alon Holdings holds 80% of TASE traded Dor Alon, one of the four largest fuel retail companies in Israel based on the number of fuel stations and a leader in the convenience store sector, Dor Alon holds a Chain of 186 fuel stations and 175 convenience stores in various formats throughout Israel.   In its “Non-Food” segment, Alon Holdings, through its 85% subsidiary Bee Group Retail Ltd., operates specialist outlets in self operation and franchises and offers a wide range of “Non-Food” products as retailer and wholesaler. In its Real Estate segment, Alon Holdings, through its TASE traded 78.35% subsidiary Blue Square Real Estate Ltd., owns, leases and develops yield generating commercial properties.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as “may,” “anticipates,” “estimates,” “expects,” “intends,” “plans,” “believes,” and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  our ability to compete effectively against low-priced supermarkets and other competitors; the effect of the recession in Israel on the sales in our stores and on our profitability; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation to our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2009.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 4, 2010
ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.

By:  /s/ Elli Levison Sela

Elli Levinson Sela
Adv. General Counsel & Corporate Secretary